FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           May 20, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	20 th May 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER: INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS: 284 Karori Rd,

Wellington,

NEW ZEALAND

ISSUER TELEPHONE NUMBER: (64) 4 4762 717

ISSUER FACSIMILE NUMBER: (64) 4 4760 120

CONTACT NAME AND POSITION: DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER: (644) 476-2717

CONTACT EMAIL ADDRESS: mail@indopacific.co.nz

WEB SITE ADDRESS: www.indopacific.com

FOR THE QUARTER & YEAR ENDED: DECEMBER 31, 2002

DATE OF REPORT: MAY 18, 2002

CERTIFICATE

THE ONE SCHEDULE REQUIRED TO COMPLETE THIS REPORT IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Bennett” David Bennett 03/05/18

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

“David McDonald” David McDonald 03/05/18

DIRECTOR’S SIGNATURE PRINT FULL NAME DATE SIGNED (YY/MM/DD)

INDO-PACIFIC ENERGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars)

DECEMBER 31, 2002

AUDITORS' REPORT

To the Shareholders of Indo-Pacific Energy Ltd.

We have audited the consolidated balance sheets of Indo-Pacific Energy Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations and deficit and cash flows for the year ended December 31, 2000 were reported upon by other auditors. Their report covered the year ended December 31, 2000 contained no reservations and was dated March 23, 2001

BDO INTERNATIONAL

CHARTERED ACCOUNTANTS

Wellington,

New Zealand

April 16, 2003

Comments by Auditors for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. The United States reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those involving stock option based compensation described in Note 2, has a material effect on the consolidated financial statements. Our report to the shareholders dated April 16, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors report when these are adequately disclosed in the financial statements.

BDO INTERNATIONAL

CHARTERED ACCOUNTANTS

Wellington,

New Zealand

April 16, 2003

INDO-PACIFIC ENERGY LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

As at December 31,	2002	2001

Assets

Current
Cash and cash equivalents	1,292,827	3,282,007
Accounts receivable	709,895	315,308
Inventory	5,423	-
Prepaid expenses and deposits	150,112	101,524

	2,158,257	3,698,839

Due from related parties (Note 5)	52,065	28,395
Property and equipment (Note 3)	28,455	70,203
Oil and gas properties (Note 4)	7,523,168	8,093,741

Total Assets	$ 9,761,945	$ 11,891,178

Liabilities

Current
Accounts payable and accrued liabilities	383,577	960,120

Total Liabilities	$383,577	$960,120

Commitments and Contingencies (Notes 1 and 6)

Stockholders’ Equity

Common stock without par value (Note 7);
unlimited number of shares authorized;
Issued and outstanding at December 31, 2002:
7,739,324 shares; and at December 31, 2001: 6,489,324	20,478,365	19,478,365
Contributed surplus	274,080	-
Accumulated deficit	(11,374,077)	(8,547,307)

Total Stockholders’ Equity	$9,378,368	$10,931,058

Total Liabilities and Stockholders’ Equity	$ 9,761,945	$ 11,891,178

Approved by the Directors:

______________________________ ______________________________

Director Director

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the Years Ended December 31,	2002	2001	2000

Production Income:
Oil and gas sales	1,845,925	3,744,036	475,646
Production operating costs	(772,805)	(652,240)	(35,411)
Royalties	(184,207)	(369,536)	(23,962)
Depletion	(106,491)	(266,329)	(112,332)

Net Production Income	$782,422	$2,455,931	$303,941

Other Income
Interest income	29,518	94,954	224,549

Expenses
General and administrative (Schedule)	(580,896)	(735,624)	(743,600)
Stock option compensation expense (7(b))	(274,080)	-	-
Write-off of oil and gas properties	(2,783,734)	(706,462)	(2,725,925)

Net income/(loss) for the year before other items	(2,826,770)	1,108,799	(2,941,035)

Other Items
Gain on disposal of investments	-	-	70,000

Net profit/(loss) for the year before tax	(2,826,770)	1,108,799	(2,871,035)

Income tax expense (Note 9)	-	-	-

Net profit/(loss) for the year after tax	(2,826,770)	1,108,799	(2,871,035)

Deficit – Beginning of Year	(8,547,307)	(9,656,106)	(6,785,071)

Deficit – End of year	($11,374,077)	($8,547,307)	($9,656,106)

Basic earnings/(loss) per share (Note 8)	($0.41)	$ 0.17	($ 0.47)

Diluted earnings/(loss) per share (Note 8)	($0.41)	$ 0.17	($0.47)

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)

For the Years Ended December 31, 2002, 2001, and 2000 1999 1998

					Total
	Common Stock		Contributed	Accumulated	Stockholders’
	Shares	Amount	Surplus	Deficit	Equity

Balance at December 31, 1999	5,652,479	$ 17,386,253	-	($6,785,071)	$ 10,601,182

Common stock issued for purchase
from Trans-Orient Petroleum Ltd	836,845	2,092,112	-	-	2,092,112
(Note 5)
Net loss during the year	-	-		(2,871,035)	(2,871,035)

Balance at December 31, 2000	6,489,324	$ 19,478,365	-	($9,656,106)	$ 9,822,259

Net profit during the year	-	-	-	1,108,799	1,108,799

Balance at December 31, 2001	6,489,324	$ 19,478,365	-	($8,547,307)	$ 10,931,058

Issued during fiscal year 2002 (note 7(a))	1,250,000	1,000,000	-	-	1,000,000
Stock Option Compensation	-	-	274,080	-	274,080
Net loss during the year	-	-	-	(2,826,770)	(2,826,770)

Balance at December 31, 2002	7,739,324	$20,478,365	$274,080	($11,374,077)	$ 9,378,368

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the Years Ended December 31,	2002	2001	2000

Operating Activities
Net income/(loss) for the year	(2,826,770)	1,108,799	(2,871,035)
Adjustments to reconcile net income/(loss) to
cash applied to operating activities:
Depletion	106,491	266,329	112,332
Write-off of oil and gas properties	2,783,734	706,462	2,725,925
Amortization	53,007	67,342	60,575
Stock Option Compensation	274,080	-	-
Loss (gain) on disposal of investments/licences	(53,457)	-	(70,000)
Changes in non-cash working capital:
Accounts receivable	(394,587)	(95,471)	(71,418)
Prepaid expenses and deposits	(48,588)	(62,796)	11,382
Inventory	(5,423)	-	-
Accounts payable and accrued liabilities	(564,470)	235,402	(111,207)
GST payable	(12,073)	48,507	(1,609)

Net cash provided by (used in) operating activities	(688,056)	2,274,574	(215,055)
Financing Activities
Share Issue	1,000,000	-	-

Net cash provided by financing activities	1,000,000	-	-
Investing Activities
Due from related parties	(23,670)	51,443	(17,171)
Purchase of property and equipment	(11,259)	(12,710)	(41,449)
Proceeds from Sale of Licence’s	198,299	-	-
Oil and gas properties	(2,464,494)	(1,919,071)	(1,701,808)
Net cash used in investing activities	(2,301,124)	(1,880,338)	(1,760,428)

Net increase (decrease) in cash	(1,989,180)	394,236	(1,975,483)
Cash and cash equivalents -
Beginning of year	3,282,007	2,887,771	4,863,254
Cash and cash equivalents – Year end	$ 1,292,827	$ 3,282,007	$ 2,887,771

See accompanying notes to the consolidated financial statements

INDO-PACIFIC ENERGY LTD.
Consolidated Statements of Cash Flows
– Supplemental Disclosure of Non-cash Financing and Investing Activities
(Expressed in United States Dollars)

For the Years Ended December 31,	2002	2001	2000
Purchase of Oil and Gas Properties from Trans-Orient Petroleum Limited
Purchase of oil and gas properties	-	-	$ (4,097,360)

Gross overriding royalties issued	-	-	1
Marketable securities transferred	-	-	222,319
Investments transferred	-	-	670,000
Gain on investments transferred	-		70,000
Loan balance forgiven	-	-	1,062,211
Foreign exchange translation effect	-	-	(19,283)
Common stock issued as consideration for the	-
purchase of oil and gas properties	-	-	2,092,112

	-	-	$ 4,097,360

Stock option compensation	$ 274,080	-	-

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
For the Years Ended December 31,	2002	2001	2000

Accounting and audit	122,276	100,943	44,611
Consulting fees	114,542	95,887	41,213
Corporate relations and development	112,056	91,672	95,385
Amortization	53,007	67,342	60,575
Filing and transfer agency fees	9,431	3,786	16,997
Foreign exchange loss (gain)	(151,049)	8,128	95,563
Sale of licences (net)	(53,457)	-	-
Legal	55,397	214,604	159,948
Office and miscellaneous	274,863	117,581	107,047
Printing	38,835	24,226	40,026
Rent (Note 5)	24,245	35,307	43,481
Telephone	20,050	25,764	27,931
Travel and accommodation	41,871	46,516	50,588
Wages and benefits	322,283	275,691	169,741

Gross general and administrative expenses	984,350	1,107,447	953,106

Recovery of general and administrative expenses	(403,454)	(371,823)	(209,506)

Net general and administrative expenses	$ 580,896	$ 735,624	$ 743,600

See accompanying notes to the consolidated financial statements

NOTE 1 - NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $11,374,077 which includes a net loss for the current period of $2,826,770.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PMP 38148 and PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalized for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

In PEP 38736, the Kahili-1B sidetrack, drilled in November 2002, the JV encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options available is being completed, with a development decision to be made by mid-2003. There are various funding options and development options available, however it is considered that the level of capital commitment for these options can be estimated to be $998,000.

A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki. Due to the legal proceedings, the Goldie-1 sole risk discovery within PMP 38148 was “shut- in” as at 30th August 2002. As at December 31, 2002, there was no oil revenue being received from Goldie-1. For further details refer to note 6.

During the 2002 year the Company issued 1,250,000 shares at $0.80 to assist in funding ongoing exploration and development. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on these measures to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company, however there can be no assurance that the company will be successful.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business. The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles which affect the company are referred to in Note 13.

b) Basis of Consolidation

These consolidated financial statements include the accounts of Indo-Pacific Energy Ltd. and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, PEP 38716 Limited (which changed its name after balance date to Rata Energy Limited), Millennium Oil & Gas Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. All significant intercompany balances and transactions have been eliminated upon consolidation.

c) Joint Operations

The Company's exploration and development activities are conducted through its wholly-owned subsidiaries, jointly with other companies, and accordingly, these financial statements reflect only the Company's proportionate interest in these activities, and refer to the Company as owning such interests.

d) Translation of Foreign Currencies

The Company's foreign operations through its subsidiaries are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. The majority of revenues are received in US dollars, but revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e) Financial Instruments

Cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f) Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers' acceptances with original maturities of three months or less, together with accrued interest.

g) Property and Equipment

Property and equipment consist of furniture and office equipment, which are recorded at cost and amortized over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%.

h) Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at balance date.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off an unproved property under one or more of the following conditions:

(i) there are no firm plans for further drilling on the unproved property;

(ii) negative results were obtained from studies of the unproved property;

(iii) negative results were obtained from studies conducted in the vicinity of the unproved property; or

(iv) the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i) Income Taxes

The Company accounts for income taxes under the liability method. This requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using enacted tax rates in effect in the years in which the differences are expected to reverse.

j) Inventory

Inventories of crude oil are valued at the lower of cost and net realizable value.

  Net Loss per Common Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, whereby the new rules are applied on a retroactive basis and did not result in any restatement of the Company’s financial statements. The effect of potential issuances of 1,805,000 (2001: 1,168,000) shares under options and 2,286,845 (2001: 1,226,845) common share warrants would be antidilutive and therefore basic and diluted losses per share are the same.

j) Change in Accounting Policy – Stock Based Compensation

The Company has adopted the new recommendations of CICA handbook section 3870, stock option based compensation. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 established standards for the recognition, measurement and disclosure of stock option based compensation and other stock based payments made in exchange for goods and services.

Consultants

The standard requires that all stock option based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock options are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company continues to use the fair value method of accounting for stock options granted to directors, consultants and employees.

Effective from the date of the modification, the Company regularly remeasures compensation expense for the options where there has been a substantive change or modification to such options.

For further details refer to Note 7 and 13.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2002	2001

Furniture and office equipment	81,462	318,027

Accumulated amortization	(53,007)	(247,824)

	$ 28,455	$ 70,203

NOTE 4 - OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:
	Net Book	Expenditure		Depletion/	Net Book
	Value at	Additions	(Recoveries)	Write Downs	Value at
	December 31,	During the	During the	During the	December 31,
	2001	Year	Year	Year	2002
Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field	277,684	70,096	-	(48,171)	299,609
PMP 38148 – Goldie Oil Field	485,163	75,718	-	(58,320)	502,561

Total Proved	$762,847	$145,814	-	($106,491)	$802,170
Unproved:
New Zealand
PEP 38256 – Exploration	113,894	-	-	-	113,894
PEP 38328 – Exploration[1]	496,584	20,050	-	(516,634)	-
PEP 38330 – Exploration	280,338	119,645	-	(221,186)	178,797
PEP 38332 – Exploration[1]	450,267	26,185	-	(476,452)	-
PEP 38335 – Exploration[1]	86,465	1,874	-	(88,339)	-
PEP 38716 – Exploration	453,795	475,561	-	(846,318)	83,038
PEP 38720 – Exploration [2]	1,181,690	(934,568)	(93,317)	(153,805)	-
PEP 38723 – Exploration [3]	134,272	35,554	-	(169,826)	-
PEP 38736 – Exploration	1,199,598	1,200,097	-	-	2,399,695
PEP 38738 – Exploration	-	601	-	-	601
PEP 38480 – Exploration	-	-	-	-	-
PEP 38741 – Exploration [2]	-	930,343	-	-	930,343
PEP 38746 – Exploration	-	-	-	-	-
PEP 38748 – Exploration	-	-	-	-	-
PEP 38753 – Exploration	-	-	-	-	-

New licences/ventures	7,844	87,642	-	(39,200)	56,286
Australia
AC/P 19 – Exploration	446,669	256,678	-	-	703,347
AC/P 31 – Exploration	11,014	11,851	-	-	22,865
AC/P 26 – Exploration	233,469	20,950	(57,896)	-	196,523
ZOCA 96-16 – Exploration [3]	235,727	15,653	-	(251,380)	-
Papua New Guinea

PPL 192 – Exploration [4]	870,232	13,810	-	-	884,042
PPL 215 – Exploration	403,377	17,031	-	-	420,408
APPL 235 – Exploration[4]	-	-	-	-	-
PPL 228 – Exploration	2,960	17,634	-	(20,594)	-
PRL 4 – Stanley Retention	73,660	4,313	-	-	77,973
PRL 5 – Elevala Retention	649,039	4,147	-	-	653,186

Total Unproved	7,330,894	2,325,051	(151,213)	(2,783,734)	6,720,998

Total Proved & Unproved	$ 8,093,741	$ 2,470,865	$ (151,213)	$ (2,890,225)	$ 7,523,168

1. PEP 38328, PEP 38332, PEP 38335, and PPL 228 are currently in the process of being relinquished during early 2003. All capital in relation to these permits has been written off as at 31 December 2002.

  PEP 38720 was relinquished in favour of PEP 38741, and accordingly the expenditure held for PEP 38720 has been allocated to PEP 38741 (due to PEP 38741 mainly replacing the same physical area as PEP 38720)

  PEP 38723 and ZOCA 96-16 have been relinquished. All capital in relation to these permits has been written off as at 31 December 2002.

4. PPL 192 and PPL 215 are in the process of being replaced as APPL 235.

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

a) PMP 38148 - Ngatoro and Goldie Oil Fields

The Company has a 5% participating interest in Petroleum Mining Permit 38148, which includes seven producing oil and/or gas wells in the Ngatoro Oil Field, and a 100% interest in the Goldie sole risk area (reducing to a 40.43% interest upon the sole risk premium being reached).

Gross production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $1,834,712 for the year ended December 31, 2002 (2001: $3,744,036 and 2000: $475,646), from total oil sales of approximately 84,930 barrels (2001: 163,900 and 2000: 17,090 barrels).

The Goldie-1 well was drilled by the Company in February-March 2001 as a sole risk operation and came into production in the second half of March 2001. Under the terms of the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached.

The ceiling test was applied to the cash revenues from production for Ngatoro and Goldie, discounted by 10%, based on a WTI oil price as at December 31, 2002 of $27.00 per barrel (December 31, 2001: $20.00/bbl and 2000: $26.00/bbl)

At December 31, 2002, PMP 38148 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year, although a waterflood to improve production from the field is envisaged to occur in 2nd quarter 2003.

The Company funded its 5% share of the cost of the Tabla-1 well – estimated to be approximately $680,000 (Company share: $34,000) in 2002. This well remains to be completed and tested with further estimated expenditures required of $95,000 during fiscal 2003.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002 GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field, which lies within PMP 38148. In summary, GPAC’s principal claims are:

(i) That it is entitled to a 92.26% share of production revenues from Goldie;

(ii) That it disputes Goldie-1 has been developed for production and that consequently it claims the sole risk premium is effectively zero and that GPAC is, therefore, entitled to 92.26% percent of all past and future revenues;

(iii) That Ngatoro Energy Ltd is in breach of the Joint Venture Operating Agreement, and that GPAC is, therefore, entitled to remove Ngatoro Energy Ltd as Goldie operator and assume that position;

(iv) That the field is being produced in a sub optimal manner such that GPAC is entitled to recompense for this and for gas flared; and

(v) That GPAC is entitled to purchase the gas produced.

The Company disputes these claims, and Ngatoro Energy Limited lodged a Statement of Defence with the Court on August 26, 2002. A one week Court hearing of certain of these claims was scheduled for December 16, but at a preliminary (timetabling) hearing on November 21, Justice Wild decided that the full hearing should be deferred to allow time for all claims to be heard in full. The full hearing commenced on 17 March 2003 and is expected to run for three weeks. Pending this litigation and a market for Goldie gas being established, the Goldie-1 well remains shut-in and no action to drill Goldie-2 is being undertaken.

b) PEP 38256

The Company has a 20% participating interest in, and is the operator of, Petroleum Exploration Permit 38256 ("PEP 38256"), which was granted on August 25, 1997. One-half of the original area was relinquished on October 25, 2000, and a further one-half of the then-current area was relinquished on August 22, 2002. On that date, the duration of the permit was also extended to August 25, 2007. The other participants in PEP 38256 are: AMG Oil (NZ) Limited. (52.5%), Orion Exploration Limited (10%), Durum Energy (New Zealand) Limited (10%) and Magellan Petroleum (NZ) Ltd (7.5%).

At December 31, 2002, PEP 38256 is in good standing with respect to its work commitments and requires the Company to incur minimum exploration expenditures of $4,000 for the 2003 fiscal year. It is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area.

c) PEP 38328

The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38328 ("PEP 38328"), which was granted on July 1, 1996. The other participant of PEP 38328 is Origin Energy Resources NZ Limited (37.5%). One-half of the original area was relinquished and the permit duration was extended to June 30, 2006, on June 29, 2001.

At December 31, 2002, PEP 38328 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture partner agreed, after balance date, to relinquish this permit as the work to date has shown that it has not proven to be prospective.

d) PEP 38330

The Company has a 34.28% participating interest in, and is the operator of, Petroleum Exploration Permit 38330 ("PEP 38330"), which was granted on July 1, 1996. The other participants of PEP 38330 are Pancontinental Oil and Gas N.L. (33.22%), Origin Energy Resources NZ Limited (22.5%) and Sun Resources NL (10%).

The Company and the other participants of PEP 38330 drilled the Waingaromia-2 well in 2002. This well proved to be unsuccessful and was plugged and abandoned.

At December 31, 2002, PEP 38330 is in good standing with respect to its work commitments and the Company will be required to fund $14,000 of exploration expenditures for the 2003/04 fiscal year.

e) PEP 38332

The Company has a 62.5% participating interest in, and is the operator of, Petroleum Exploration Permit 38332 ("PEP 38332"), which was granted on June 24, 1997. The other participant of PEP 38332 is Origin Energy Resources NZ Ltd (37.5%).

At December 31, 2002, PEP 38332 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture partner agreed, after balance date, to relinquish this permit as the work to date has shown that it has not proven to be prospective.

f) PEP 38335

The Company had a 25% participating interest in Petroleum Exploration Permit 38335 (“PEP 38335”), which was granted on November 29, 1998. The other participants of PEP 38335 were Westech Energy New Zealand (55%), as the operator, Sun Resources NL (7.5%), Pancontinental Oil and Gas NL (7.5%), and Everest Energy Inc. (5%).

The Company and the other participants have completed the initial work program, including the drilling of the Waitaria-2 well. The Company and its joint venture partners agreed during 2002 to relinquish this permit as the work to date had shown that it had not proven to be prospective. At December 31, 2002, the Government had approved the surrender of PEP 38335.

g) PEP 38716

The Company has a 12.3% participating interest in Petroleum Exploration Permit 38716 ("PEP 38716"), which was granted on January 30, 1996. The other participants of PEP 38716 are Marabella Enterprises Ltd. (24.8%), as the operator, AWE New Zealand Pty Ltd (12.5%), Swift Energy New Zealand Ltd (15%), Preussag Energie GmbH (24%), Springfield Oil and Gas Ltd (4.8%) and Euro-Pacific Energy Pty Ltd (6.6%).

The participants of PEP 38716 were required, and committed, to deepen the Huinga-1A exploration well prior to January 31, 2002. Due to delays in rig availability, the New Zealand Government agreed to delay this requirement to July 31, 2002. The well was drilled during the second quarter, 2002. Oil was recovered on a DST of Kapuni Group sands, but an extensive testing programme failed to establish commercial hydrocarbon production and the well was consequently plugged and suspended.

At December 31, 2002, PEP 38716 is in good standing with respect to its work commitments and the Company will be required to fund $142,000 of exploration expenditures for the 2003 fiscal year. The Company’s interest in the permit will increase to 14.05% after the balance date, as a consequence of the decision by AWE to withdraw from the permit.

h) PEP 38720

The Company had a 100% participating interest in, and was the operator of, Petroleum Exploration Permit 38720 ("PEP 38720"), which was granted on September 2, 1996, and expired on September 1, 2001.

The Company completed the work program required for the first five year term that included drilling the Clematis-1 exploration well. An “Acceptable Frontier Offer” (“AFO”) was submitted and approved by the New Zealand government over part of the area of PEP38720. This was subsequently awarded as PEP 38741 on May 24, 2002.

i) PEP 38723

The Company had a 30% participating interest in, and was the operator of, Petroleum Exploration Permit 38723 ("PEP 38723") which was granted on October 30, 1997. The other participants in PEP 38723 were Gondwana Energy (NZ) Ltd. (20%) and Tap (New Zealand) Pty Ltd (50%).

The first term of this permit expired on 29 October, 2002, with the permit not being renewed for a second term. The Company has secured certain areas of this permit that are considered prospective under an application to extend the areas of the adjacent permits, PEP 38741 and PEP 38748, after balance date.

j) PEP 38741

The Company has a 30% participating interest in, and is operator of, Petroleum Exploration Permit 38741 (“PEP 38741”), which was granted on May 24, 2002. The other participants in PEP 38741 are Durum Energy (New Zealand) Limited (20% ) and Tap (New Zealand) Pty Limited (50%).

As at December 31, 2002, PEP 38741 is in good standing with respect to its work commitments, and requires the Company to incur $89,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which is being conducted over PEP 38741 and adjacent permit areas in first quarter 2003.

k) PEP 38746

The Company has a 25% participating interest in, and is operator of, Petroleum Exploration Permit 38746 (“PEP 38746”), which was granted on August 8, 2002. The other participants in PEP 38746 are Magellan Petroleum (NZ) Ltd (25%), Tap (New Zealand) Pty Limited (25%) and AWE New Zealand Pty Ltd (25%).

As at December 31, 2002, PEP 38746 is in good standing with respect to its work commitments, and requires the Company to incur $676,000 of drilling expenditure for the latter part of the 2003 fiscal year, being the drilling of an exploration well.

l) PEP 38738

The Company has a 50% participating interest in, and is operator of, Petroleum Exploration Permit 38738 (“PEP 38738”), which was originally granted on January 15, 2000 and was acquired by the Company in October 2002. The other participant in PEP 38738 is Cheal Petroleum Limited (50%) The current participants agreed after the balance date to assign 33% to IRM Malaysia Inc., thereby reducing their interests to 33.5% each.

PEP 38738 was acquired from Marabella Enterprises Ltd. and Springfield Oil & Gas Pty Ltd in return for a 25% net profits royalty. The burden of this royalty is now shared by Cheal Petroleum, and IRM in their participating interest shares, except that in relation to production from the Cheal prospect, the Company and Cheal Petroleum will each receive a 3.5% ad valorem royalty from IRM while retaining a 50% burden of the 25% accounting profits royalty.

The participants are re-entering the Cheal-1 well, drilled in 1995 by the then permit holder, and which tested oil and gas from a shallow secondary target. The participants in PEP 38738 will undertake further testing of the Cheal 1 well, aimed at establishing the potential for commercial development.

As at December 31, 2002, PEP 38738 is in good standing with respect to its work commitments, and requires the Company complete the re-entry of the Cheal well in 2003. The Company estimates it will incur a further $216,000 of expenditure in fiscal 2003.

m) PEP 38736

The Company has a 45% participating interest in, and is operator of, Petroleum Exploration Permit 38736 ("PEP 38736"), which was granted on July 14, 1999. The other parties are Claire Energy Pty Limited (25%) and Tap (New Zealand) Pty Limited (30%).

The Company was required to drill a well by July 14, 2002 and has fulfilled this obligation by drilling the Kahili-1 well during December 2001 and January 2002. The well successfully recovered oil during an open-hole test. Sales of this oil totalled $11,213 from approximately 428 barrels. Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore. The Kahili-1B sidetrack was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development.

A review of the development options available is being completed, with a development decision to be made by mid-2003. It is anticipated that the Company’s share of development costs is likely to be in the order of $998,000

As at December 31, 2002, PEP 38736 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company estimates it will incur a further $5,000 of permit maintenance expenditure in fiscal 2003.

n) PEP 38748

The Company has a 25% participating interest in, and is operator of, Petroleum Exploration Permit 38748 ("PEP 38748"), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%) and Tap (New Zealand) Pty Limited (50%).

An application to extend the area of this permit to encompass adjoining areas previously covered by PEP 38723 was approved by the Government after balance date on February 13, 2003.

As at December 31, 2002, PEP 38748 is in good standing with respect to its work commitments, and requires the Company to incur $49,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which is being conducted over PEP 38748 and adjacent permit areas in first quarter 2003.

o) PEP 38480

The Company has a 75% participating interest in, and is operator of, Petroleum Exploration Permit 38480 ("PEP 38480"), which was granted on August 8, 2002. The other participant is Durum Energy (New Zealand) Limited (25%). PEP 38480 is situated offshore, in the northern Taranaki Basin.

As at December 31, 2002, PEP 38480 is in good standing with respect to its work commitments, and requires the Company to undertake a 2D seismic programme to detail prospects in the permit area, at an estimated cost of $54,000. This programme was acquired after the balance date, in February 2003.

p) PEP 38753

The Company has a 50% participating interest in, and is operator of, Petroleum Exploration Permit 38753 ("PEP 38753"), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%) and Tap (New Zealand) Pty Limited (25%).

Seismic reprocessing and interpretation is in progress, during late 2002 and early 2003, as precursor work to the drilling of an exploration well in third quarter, 2003.

As at December 31, 2002, PEP 38753 is in good standing with respect to its work commitments, and required the Company to incur $341,000 exploration expenditure for the 2003 fiscal year.

q) PPP 38761

The Company has a 27.5% participating interest in, and is operator of, Petroleum Prospecting Permit 38761 ("PPP 38761"), which was granted after balance date, on February 13, 2003. The other parties are Magellan Petroleum (NZ) Limited (12.5%), Tap (New Zealand) Pty Limited (50%) and Durum Energy (New Zealand) Ltd (10%).

PPP 38761 requires the Company to incur $142,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which is being conducted over PPP 38761 and adjacent permit areas in first quarter 2003.

AUSTRALIA

Unless otherwise indicated, offshore exploration permits granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company's Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project's net income after deduction of allowable project and exploration expenditures, with undeducted exploration expenditures compounded forward at the Long-term Bank Rate ("LTBR") plus 15% and project expenditures at LTBR plus 5%.

r) AC/P19

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 19 (“AC/P 19”) which was granted on May 30, 1997, and is now to expire December 31, 2003. AC/P 19 and AC/P 31 are subject to a maximum 5% carried interest option to Lonman Pty Ltd, convertible, if exercised, to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

The Company has completed the work program required for the first five years, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003. The Company is required to complete a further program including drilling one exploration well by December 2003.

As at December 31, 2002, AC/P 19 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2003 fiscal year requires an estimated $4,231,000 of exploration expenditures to be incurred. This expenditure will be significantly reduced by farmout or sale to a third party; otherwise the permit will be surrendered.

s) AC/P31

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 31 (“AC/P 31”), which was granted on September 12, 1999.

The Company is required to complete a further program including acquisition of a minimum of 40 kms of new 2D seismic in year 3 and 4 and the integration and interpretation of this into the existing database. Pending availability of a seismic vessel this is to be completed by September 11, 2003 (the end of permit year 4).

At December 31, 2002, AC/P 31 is in good standing with respect to its work commitments. The Company's share of work commitments for the 2003 fiscal year requires an estimated $24,000 of permit maintenance and seismic expenditures to be incurred.

t) AC/P26

The Company has a 50% participating interest in Ashmore-Cartier Permit 26 (“AC/P 26”), which commenced on February 26, 1998. The other participant in AC/P26 is Ashmore Oil Pty Ltd (50%) as operator (a wholly owned subsidiary of West Oil Pty Limited). AC/P 26 is subject to a maximum 5% carried interest option to Lonman Pty Ltd which is convertible to an equivalent participating interest, if exercised, upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

By an agreement dated December 18 2001, Anadarko Petroleum Ltd (“Anadarko”) agreed to fund the entire cost of the obligation well due by May 25, 2002, for an option to take up 75% interest in the permit. Anadarko drilled the Anson North-1 well in fulfillment of this obligation in February 2002. Subsequently, Anadarko decided not to exercise the option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

At December 31, 2002, AC/P26 is in good standing with respect to its work commitments. The Company's share of the committed work program for the 2003 fiscal year does not require any expenditures to be incurred.

u) ZOCA 96 16

The Company had a 10% participating interest in the Zone of Cooperation Area 96 16 ("ZOCA 96 16") which commenced on November 14, 1996. The other participants in ZOCA 96-16 were Phillips Petroleum Ltd (66%), as operator, Norwest Energy N.L., (14%) and West Oil N.L. (10%).

The Company and all its co-participants except Phillips elected to withdraw from this permit in 2002 as it was not deemed prospective. The documentation for this withdrawl was approved and registered on December 13, 2002.

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by local landowners. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances. (by way of an Application for Variation of the Work Program)

v) PPL 192 (and APPL 235)

The Company has a 60% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 192 ("PPL 192"), which was granted on January 28, 1997. The other participants of PPL 192 are Durum Energy (PNG) Ltd (20%), Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first three years to January 28th 2000, including acquiring seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002. The Company has been negotiating to replace the PPL 192 and PPL 215 licences with one new licence over the prospective areas of both licences, which will not require significant expenditures in the next 12 months. The application for the permit: APPL 235 is currently awaiting approval from the Papua New Guinea Department of Mines and Energy. Mosaic and Continental have notified that they do not wish to take an interest in APPL 235, so the interests in the APPL 235 are 90% to the Company (who would be operator of the new licence) and 10% to Durum Energy (PNG) Ltd.

At December 31, 2002, PPL 192 is on hold with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. Any work is awaiting the decision of the Papua New Guinea Government’s Petroleum Advisory Board on the award of APPL 235. The Company’s share of work commitments for APPL 235 for the 2003 fiscal year, if awarded, requires no exploration expenditures to be incurred, but in year 2 requires a well to be drilled at an estimated cost of $5,252,000. The Company would seek to fund this expenditure by farmout to third parties.

w) PPL 215 (and APPL 235)

The Company has an 80% participating interest in, and is the operator of, Petroleum Prospecting Licence No. 215 ("PPL 215") that was granted on May 6, 1999. The other participants of PPL 215 are Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first two years, including acquiring seismic data. This licence is being explored in conjunction with PPL 192 and the Company is negotiating to replace the PPL 192 and PPL 215 licences with one new licence over the prospective areas of both licences, which will not require significant expenditures in the next 12 months.

At December 31, 2002, PPL 215 is on hold with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

x) PPL 228

The Company had a 10% participating interest in Petroleum Prospecting Licence No. 228 ("PPL 228"), which was awarded on June 26, 2001. The other participants in PPL 228 are Santos Ltd. (40%), as the operator, Victoria Petroleum N.L. (15%), First Australian Resources N.L. (12.5%), Highland Petroleum Ltd (12.5%) and Bligh Oil & Minerals N.L. (10%), through their respective PNG subsidiaries.

The licence includes part of the area of the previously held PPL 213 licence, in which the Tumuli-1 exploration well was drilled, and which was surrendered on June 18, 2001.

At December 31, 2002, PPL 228 was in good standing with respect to its work commitments and would not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

The PPL 228 joint venture is currently seeking to surrender this permit, in conjunction with a top file application for a further permit over a similar area. The Company agreed (after balance date) to not join in this new application and therefore effectively withdrew from the licence.

y) PRL 4 and PRL 5

The Company has a 7.5% participating interest in Petroleum Retention Licence No. 4 ("PRL 4") that was awarded on September 1, 2000, over the Stanley discovery area, and PRL 5, which was awarded on February 15, 2000, over the Elevala and Ketu discoveries. The other participants in PRL 4 and PRL 5 are Santos Ltd. (35.25%), as the operator, Omega Oil N.L. (15%), Carnarvon Petroleum N.L. (15%), Bligh Oil & Minerals N.L. (7.25%) and SPI Ltd. (20%), through their respective PNG subsidiaries.

At December 31, 2002, PRL 4 and 5 are in good standing with respect to work commitments and require the Company to incur minimum exploration expenditures of $5,000 for the 2003 fiscal year.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) The Company entered into an agreement with Trans-Orient Petroleum Ltd. (“Trans-Orient”) to acquire all of its participating interests in 13 oil and gas permits and licences effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $2.50 per unit. Each unit consisted of one common share and a two year share purchase warrant (an “A” Warrant), exercisable at a price of $2.50 in the first year and $3.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants (“B” Warrants) to acquire additional shares at a price of $7.50 per share, equal to the number of original “A” warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company, in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. In addition, series “B” warrants to be acquired in the event of discovery, equal in number to the number of “A” warrants exercised, were repriced to $2.50 and will expire on the later of 31 December 2003 or one year after issuance. The fair value of the royalties is nominal.

From the properties originally transferred, only PEP 38256, PEP 38328, PEP 38332, PRL 4 & 5, PPL 192 & 215 and AC/P 26 remain prospective and liable to be affected by the “B” Warrant requirements.

b) Due from Related Parties

At December 31, 2002, the Company is owed $52,065 (December 31, 2001: $28,395) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

In addition, TAG Oil Ltd, a related party, owe the Company $308,000 as a result of a buy-in into permit 38741. This amount is included within the accounts receivable balance.

c) Oil and Gas Properties

Certain participants of oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are AMG Oil Ltd., TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.) and Gondwana Energy, Ltd.

Refer to Note 4

d) Other

During the 2002 fiscal year, the Company incurred $152,177 (2001 fiscal year $111,942, 2000 fiscal year - $81,275) in remuneration to the president of the company and $24,245 (2001 fiscal year $21,581, 2000 fiscal year - $23,439) in rent to a trust in which the President of the Company is a trustee.

All other directors received a total remuneration of $12,001 during fiscal 2002. (2001: $Nil; 2000: $Nil)

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

a) Work Commitments

The Company participates in oil and gas exploration and development operations jointly with third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements for the next fiscal year is approximately $7,085,000, of which, an unrelated third party (IRM Malaysia Inc.) has agreed to fund operations in PEP 38738 at a level in excess of their working interest.

The Company’s commitments under licence obligations are summarized as follows:

Period: Period:	Commitment
Within 1 year	$ 7,085,000
More than 1 year and within 2 years	6,283,000
More than 2 year and within 3 years	6,158,000
More than 3 year and within 4 years	-
More than 4 years	-

$ 19,526,000

This is the Company’s share of commitments as recorded on various licence documents, but the Company intends to “Farm-Out” major expenditures, as explained in Note 1, and will either Farm-out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

b) Contingencies

A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim is for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel has been engaged and NEL has filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. The Judge has reserved judgement. Counsel considers it unlikely that the claim will succeed. Furthermore the Company will be seeking damages.

For further details, see Note 4 - PMP 38148.

c) Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

d) Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTE 7 - COMMON STOCK

a) Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

Number
Issued and fully paid:	of Shares	Amount

Balance at December 31, 2000	6,489,324	$ 19,478,365

Issued during the 2001 fiscal year	-	-

Balance at December 31, 2001	6,489,324	$ 19,478,365

Issued during the 2002 fiscal year	1,250,000	1,000,000

Balance at December 31, 2002	7,739,324	$ 20,478,365

On September 12, 2002, 1,250,000 shares and the same number of two-year warrants were issued, under a private financing arrangement, agreed with a group of investors led by Mr Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate of the Company. The financing consisted of a placement of 1,250,000 units at US80c per unit comprising a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million. The securities have a one-year hold period and there were no brokerage fees payable in connection with the financing.

During fiscal 2001 the Company consolidated its shares on a 1 for 5 basis, resulting in the issued shares being reduced from 32,446,622 common shares to 6,489,324 common shares, representing a recorded value of $19,478,365. The number of shares shown for the periods prior to 2001 have been adjusted as if this consolidation had applied retrospectively to those periods. All references and calculations, in these financial statements, involving the Company’s number of shares (or options or warrants) have been similarly adjusted.

  Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at December 31, 2002:

Number	Type of Option	Date Fully	Number Vested at	Exercise Price	Expiry
of Shares		Vested	December 31, 2002	Price per Share	Date

300,000	Performance shares	-	-	$1.00	October 15, 2007
150,000	Vesting	April 15, 2004	37,500	$1.00	July 6, 2005
200,000	Non Vesting	-	200,000	$1.00	July 6, 2005
400,000	Vesting	April 15, 2004	187,500	$1.00	July 6, 2005
160,000	Vesting	April 15, 2004	60,300	$1.25	July 6, 2005
250,000 (2)	Vesting	October 15, 2003	150,000	$1.25	July 6, 2005
100,000 (1)	Vesting	April 15, 2004	25,000	$0.90	October 15, 2007
100,000	Vesting	October 15, 2003	25,000	$1.25	October 15, 2007
50,000	Vesting	April 15, 2004	12,500	$1.25	October 15, 2007
95,000	Vesting	April 15, 2004	35,500	$1.25	March 26, 2006

1,805,000			733,300

The weighted average exercise price for options outstanding at December 31, 2002 is $1.08 (December 31, 2001: $1.25). No options were exercised during the year.

The weighted average exercise price for options fully vested at December 31, 2002 is $1.09 (December 31, 2001: $1.25). No options were exercised during the year.

  Drew Cadenhead resigned as director on March 24, 2003. His options (100,000) will lapse on May 8, 2003.

  Alex Guidi ceased to be a consultant on December 31, 2002. His options (200,000) lapsed on February 14, 2003.

A summary of stock option activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	Of Shares	per Share

Outstanding at December 31, 1999	200,000	$12.50

Granted in 2000: non-vesting	400,000	$3.00
Granted in 2000: vesting	733,600	$2.50
Cancelled (lapsed)	(200,000)	$12.50
Outstanding at December 31, 2000	1,133,600	$2.50 - 3.00

Granted in 2001: vesting	71,200	$2.50
Cancelled in 2001: vesting	(36,800)	$2.50

Outstanding at December 31, 2001	1,168,000	$1.25

Granted in 2002: vesting	100,000	$0.90
Granted in 2002: vesting	526,000	$1.00
Granted in 2002: vesting	267,000	$1.25
Cancelled in 2002: non-vesting	(200,000)	$1.25
Cancelled in 2002: vesting (lapsed)	(56,000)	$1.25

Outstanding at December 31, 2002	1,805,000	$0.90 - 1.25

In addition to the above movement in options outstanding during the year, with effect from October 15, 2002, the vesting terms of existing options were varied and some options were repriced.

The stock option compensation cost recognized as an expense for the year ended December 31, 2002 is $274,080 (December 31, 2001 and 2000: Nil). This cost is based on the estimated fair value of all options that were issued during the year, using the Black-Scholes option-pricing model, amortized over the vesting period using the following weighted-average assumptions:

Expected dividend yield 0.00%

Expected price volatility 96.00%

Risk-free interest rate 3.55%

Expected life of option 1.8 to 2 years

c) Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at December 31, 2002:

Number	Price	Expiry
Of Shares	per Share	Date
Warrants:
200,000	$2.00	July 3, 2003
1,250,000	$0.90 (1)	Sept 12, 2004
Series A Warrants(2)
836,845	$1.25 (3)	December 31, 2003

2,286,845

(1) The price per share of the Warrants issued on Sept 12, 2002 increases to $1.15 for the period September 12, 2003 to September 12, 2004.

(2) Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd., for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.

(3) The price per share of the Series A Warrants increases to $1.40 for the period December 31, 2002 to December 31, 2003.

A summary of share purchase warrant activities for the years presented is as follows:

Description	Number	Exercise Price
Of Activity	of Shares	per Share

Outstanding at December 31, 2000(1)	1,226,845	$2.00 – 2.50

Granted/(cancelled) in 2001	-	-

Outstanding at December 31, 2001	1,226,845	$2.00 – 3.75	(2)

Granted in 2002	1,250,000	$0.90
Cancelled in 2002	(190,000)	$2.00

Outstanding at December 31, 2002(2)(3)	2,286,845	$0.90 - 2.00

(1) The 836,845 Series A Warrants, granted in 2000, were exercisable at a price of $2.50 until March 29, 2001, and thereafter at a price of $3.75 per share until March 29, 2002. The Series A Warrants also carry the right, after exercise, and upon a commercial discovery in certain properties, to call for the issue of a Series B Warrant for each A Warrant exercised. As the issue of the B Warrants is conditional, they are not included in the number of warrants outstanding.

(2) In January 2002, the terms of the “A” and “B” Warrants were amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. As well, the additional “B” warrants to be available in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50.

  During the fiscal 2002 year, previously granted warrants to purchase 190,000 shares at a price of $2.00 per share lapsed without exercise. The expiry date for warrants to purchase 200,000 shares in the Company at a price of $2.00 was extended for one year, on July 3 2002, to July 3 2003. 1,250,000 warrants to purchase shares of the Company were issued on Sept 12, 2002, exercisable at a price of $0.90 to Sept 12, 2003 and $1.15 to Sept 12, 2004.

NOTE 8 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the 2002, 2001 and 2000 fiscal years:

	2002	2001	2000

Numerator, net profit/ (loss) for the year	(2,826,770)	1,108,799	(2,871,035)

Denominator:
Weighted-average number of shares - basic	6,869,461	6,489,324	6,160,074

Basic earnings/(loss) per share	($0.41)	$ 0.17	($0.47)

Denominator:
Weighted-average number of shares - diluted	6,869,461	6,680,384	6,160,074

Diluted earnings/(loss) per share	($0.41)	$ 0.17	($0.47)

Due to net losses incurred for the 2002 and 2000 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive for those years.

NOTE 9 - INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 39.12% (44.12% for the fiscal 2001 and 2000 year) and the provision for income taxes is as follows:

	2002	2001	2000

Net profit/ (loss) for the year before tax	($2,826,770)	$ 1,108,799	($2,871,035)

Provision for / (benefit of) tax at Canadian statutory rate (39.12%)	(1,105,832)	489,202	(1,266,700)
Effect of varying tax rates in other jurisdictions	118,638	(97,059)	285,695
Permanent differences	152,940	40,904	(90,430)
Benefit of prior year losses realized	-	(573,971)	-
Increase in valuation allowance	834,254	140,924	1,071,435

Income Tax Provision	$ -	$ -	$ -

In Canada the Company has non-capital losses of approximately Cdn$2.02 million (December 31, 2001 - Cdn$1.87 million) available for future deduction from taxable income derived in Canada, which expire as follows:

2003	662,559
2004	-
2005	153,875
2006	131,714
2007	286,535
2008	382,213
2009	405,459

Cdn$ 2,022,355

In addition, in Canada, at December 31, 2002, the Company has approximately Cdn$1.63 million (December 31, 2001 - Cdn$1.63 million) of resource and other unused tax pools to offset future taxable income derived in Canada. The Company also has losses and deductions of approximately NZ$25.94 million (December 31, 2001: NZ$18.22 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea.

Significant components of the Company’s deferred tax assets are comprised of the following at December 31, 2002 calculated at 39.12% (December 31, 2001 and 2000: 44.12%):

December 31,	2002	2001

Resource and other unused tax pools	404,372	456,056
Net operating loss carry-forwards	5,829,852	4,745,112

	6,234,224	5,201,168
Valuation allowance	(6,234,224)	(5,201,168)

	$ -	$ -

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the future tax assets based on actual and forecasted operating results.

The increase in the valuation allowance of $1,033,056 is attributed to the following:

- current year provision 834,254

- timing differences not booked 850,669

- change in tax rate (589,434)

- tax losses forfeited (62,433)

1,033,056

NOTE 10 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

NOTE 11 - SUBSEQUENT EVENTS

A gas prepayment agreement was entered into with a New Zealand company, Natural Gas Corporation Holdings Limited (NGC), whereby NGC provided $1,050,400 towards the Company’s ongoing exploration programs. This money was received on April 3 2003. In return NGC are able to receive a prepurchase of the first $1,050,400 of gas supplied by the Company to NGC, under contracts to be freely negotiated at existing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within three months of notification, the Company is free to seek other markets for the gas.

There were no other events subsequent to December 31, 2002, (other than those disclosed in Note 4) which would have a significant effect on these financial statements.

NOTE 12: SEGMENTED INFORMATION

The Company operates in the one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

For Year to December 31, 2002:

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	1,845,925	-	-	1,845,925
Production expenses	-	(1,063,503)	-	-	(1,063,503)
Net Production Income	-	782,422	-	-	782,422
Interest income	8,301	21,217	-	-	29,518
Administrative expenses	(300,082)	(1,120,408)	160,482	679,112	(580,896)
Stock compensation expense	(274,080)	-	-	-	(274,080)
Write-off of oil and gas properties	-	(2,532,027)	(230,778)	(20,929)	(2,783,734)

Net income/(loss)	($565,861)	($ 2,848,796)	($70,296)	$ 658,183	(2,826,770)

Oil and Gas properties	-	4,508,660	966,635	2,047,873	7,523,168
Office Assets	-	28,455	-	-	28,455
Due from Related Parties	-	55,410	24,474	(27,819)	52,065
Other Non-current Assets	-	-	-	-	-
Current Assets	516,174	1,625,263	10,013	6,807	2,158,257
Total Assets	$ 516,174	$ 6,217,788	$ 1,001,122	$ 2,026,861	$ 9,761,945

Specific Items:
Amortization expense	25,974	27,033	-	-	53,007
Purchase of property and equipment	-	(11,529)	-	-	(11,529)

For Year to December 31, 2001:

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	3,744,036	-	-	3,744,036
Production expenses	-	(1,288,105)	-	-	(1,288,105)
Net Production Income	-	2,455,931	-	-	2,455,931
Interest income	25,788	69,166	-	-	94,954
Administrative expenses	(261,747)	(451,736)	(7,020)	(15,121)	(735,624)
Write-off of oil and gas properties	-	(678,352)	(20,299)	(7,811)	(706,462)

Net income/(loss)	($235,959)	$ 1,395,009	($27,319)	($22,932)	$ 1,108,799

Oil and Gas properties	-	5,167,589	926,882	1,999,270	8,093,741
Office Assets	26,341	43,862	-	-	70,203
Due from Related Parties	-	28,395	-	-	28,395
Other Non-current Assets	-	-	-	-	-
Current Assets	569,475	3,117,350	4,933	7,081	3,698,839
Total Assets	$ 595,816	$ 8,357,196	$ 931,815	$ 2,006,351	$ 11,891,178

Specific Items:
Amortization expense	27,808	39,534	-	-	67,342
Purchase of property and equipment	-	(12,710)	-	-	(12,710)

For Year to December 31, 2000:

	Canada	New Zealand	Australia	PNG	Total Company
Production Income:
Revenue	-	475,646	-	-	475,646
Production expenses	-	(171,705)	-	-	(171,705)
Net Production Income	-	303,941	-	-	303,941
Interest income	222,176	2,373	-	-	224,549
Administrative expenses	(524,013)	(176,544)	(16,654)	(26,389)	(743,600)
Write-off of oil and gas properties	-	(1,830,655)	(357,509)	(537,761)	(2,725,925)

Net income/(loss) before other items	(301,837)	(1,700,885)	(374,163)	(564,150)	(2,941,035)

Other Items	-	70,000	-	-	70,000
Net income/(loss)	($ 301,837)	($ 1,630,885)	($ 374,163)	($ 564,150)	($ 2,871,035)

NOTE 13 - DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except for the following differences:

a) Assets

Marketable Securities and Investments. Under Canadian GAAP the Company’s marketable securities and investments are reported at cost, or, for other than a temporary decline in value from cost, at market value. Under US GAAP the Company’s marketable securities and investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

b) Stockholders’ Equity

  Contributed Surplus

Under Canadian GAAP, CICA issued a new accounting pronouncement that applies to the Company with respect to the 2002 and subsequent years. The general effect of the pronouncement is to:

  require the cost of stock options issued, or repriced in the 2002 or subsequent years, to both employees and non-employees to be booked as an expense, and require disclosure in its financial statements of various details relating to options issued.

The Company has adopted a fair value based method for determining the cost of all options for Canadian reporting purposes. This has resulted in a stock option compensation cost of $274,080 being recorded in these financial statements for the 2002 year.

The Company, for purposes of US GAAP, follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) to account for all stock options granted to employees. Under APB 25, the intrinsic value model is followed and compensation cost is recognized if the market price of the company’s common shares exceeds the exercise price on the date of grant. During 2001 the Company repriced all outstanding options. The repriced options are accounted for under variable accounting and compensation cost is recognized for the difference between the exercise price and the market price of the common shares until such options are exercised, expired or forfeited. During 2002 the Company granted 300,000 performance options to employees. No compensation cost has been recognized for these options as the performance criteria have not yet been met. Compensation cost will be recognized if and when the performance criteria are met, based on the excess of market price over exercise price at that date.

For non-employees, the Company uses the fair value model for determining stock option compensation cost of options granted. Although similar to the fair value based method adopted for Canadian reporting purposes, US GAAP requires that the options be revalued each period (and cumulative compensation cost adjusted accordingly) until earned.

December 31,	2002	2001

Contributed surplus under Canadian GAAP	$ 274,080	-
Less compensation stock (Canadian GAAP)	(274,080)	-
Stock option compensation cost (recovery)
Employees	35,524	584,036
Non-employees	(69,921)	320,489
Common stock and warrant placement expense	778,750	-
Cumulative historical adjustments to date	2,079,139	1,174,614

Common stock under U.S. GAAP	$ 2,823,492	$ 2,079,139

The Common Stock and Warrant issuance expense comprises a discount on shares issued to insiders on September 12, 2002 and the fair value of warrants issued on the same date. The discount on the 1,250,000 common shares was calculated as the difference between the market value at the date of issue ($1.10) and the discounted share price ($0.80) and applied to the total number of shares issued. The fair value of each warrant is estimated using the Black-Scholes pricing model with the following assumptions:

Expected dividend yield 0.00%

Expected price volatility 96.00%

Risk-free interest rate 4.50%

Expected life of option 1.67 years

ii) Accumulated Deficit

The effects of Note 13(b) i) on accumulated deficit are as follows:

December 31,	2002	2001

Accumulated deficit under Canadian GAAP	($11,374,077)	($8,547,307)

Add back compensation stock (Canadian GAAP)	274,080	-

Stock option compensation cost (US GAAP)
Employees	(35,524)	(548,036)
Non-employees	69,921	(320,489)
Common stock and warrant placement expense	(778,750)	-
	(11,844,350)	(9,451,832)
Cumulative historical adjustments
required under US GAAP	(2,079,139)	(1,174,614)

Accumulated deficit under U.S. GAAP	($ 13,923,489)	($ 10,626,446)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

c) Net Profit/(Loss) for the Year

The following are the effects of Note 13 (b) on Net Profit/(Loss) for the 2002, 2001 and 2000 fiscal years:

December 31,	2002	2001	2000

Net profit/(loss) for the year under
Canadian GAAP	($ 2,826,770)	$ 1,108,799	($ 2,871,035)

Add back Canadian GAAP compensation cost	274,080	-	-
Stock Option compensation cost
employees	(35,524)	(584,036)	(315,000)
stock options issued during the year	69,921	(320,489)	-
Common stock and warrant placement expense	(778,750)	-	-

Net profit/(loss) for the year U.S. GAAP	($ 3,297,043)	$ 204,274	($ 3,186,035)

Comprehensive income adjustment for year	-	-	(70,000)

Net Comprehensive income/(loss) for the year U.S. GAAP	($ 3,297,043)	$ 204,274	($ 3,256,035)

d) Earnings/(Loss) per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings/(loss) per share calculations for the 2002, 2001, and 2000 fiscal years:

December 31,	2002	2001	2000

Numerator, net profit/(loss) for the year
under US GAAP	($3,297,043)	$ 204,274	($ 3,186,035)

Denominator: - Basic
Weighted average number of shares
under Canadian GAAP	6,869,461	6,489,324	6,160,074
Adjustment required under US GAAP	-	-	-
Weighted average number of shares
under US GAAP	6,869,461	6,489,324	6,160,074

Basic earnings/(loss) per share under U.S. GAAP	($0.48)	$ 0.03	($0.52)

Denominator: - Diluted
Weighted average number of shares
under Canadian GAAP	6,869,461	6,680,384	6,160,074
Adjustment required under US GAAP	-	-	-
Weighted average number of shares
under US GAAP	6,869,461	6,680,384	6,160,074

Diluted earnings/(loss) per share under U.S. GAAP	($0.48)	$ 0.03	($0.52)

Due to net losses incurred for the 2002 and 2000 fiscal years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

e) New Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, an amendment of SFAS 123, Accounting for Stock-Based Compensation, which provides alternatives for companies electing to account for stock-based compensation using the fair value criteria established by SFAS 123. The Company intends to continue to account for stock-based compensation under the provisions of APB No. 25.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations, effective for the fiscal years beginning after June 8, 2002. This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. The Company does not expect that the adoption of SFAS 143 will have a material impact on its results of operations or its financial position.

During 2002, the company early adopted FASB statement No 145, rescission of FASB Statements No 4, 44 and 64, amendment of FSAB No 13 and Technical Corrections (“SFAS No. 145”). SFAS No. 145 requires any gain or loss on early extinguishment of debt to be included in income from continuing operations instead of being classified as an extraordinary item.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. Interpretation No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. The Company does not expect this interpretation to have a material effect on its consolidated financial statements.

In November 2002, the FASB issued FSAB Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements guarantees, including indirect guarantees of indebtedness of others”, which addresses the accounting for and disclosure of guarantees. Interpretation 45 requires a guarantor to recognize a liability for the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee. The disclosure requirements are effective for interim and annual financial statements ending December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of interpretation 45 issued or modified after December 31, 2002. The adoption of Interpretation No. 45 is not expected to have a material effect on the Company’s financial statements.

Corporate Information

DIRECTORS AND OFFICERS	BANKERS

David McDonald, BSc.	Bank of Montreal
Chairman of the Board (1)	Vancouver, British Columbia, Canada
Brisbane, Australia
David Bennett, Ph.D.	ASB Bank
President, CEO and Director	Wellington, New Zealand
Wellington, New Zealand
Ron Bertuzzi B.A. Econ.	LEGAL COUNSEL
Director(1)
Vancouver, British Columbia	Minter Ellison
Bernie Zinkhofer B.A. Econ.	Barristers & Solicitors
Director (1)	Adelaide, South Australia, Australia
Vancouver, British Columbia
Jeanette M. Watson, B.Sc.,LLB.	Gavin Adlam
Secretary	Wellington, New Zealand
Wellington, New Zealand
Jenni Lean, B.Sc., M.B.A.	Fiocco Posman & Kua
Manager, Corporate Affairs	Port Moresby, Papua New Guinea
Wellington, New Zealand
(1) Member of audit committee	Lang Michener
Vancouver, British Columbia, Canada
CORPORATE OFFICE
Harris Mericle & Wakayama
Indo-Pacific House	Seattle, United States of America
284 Karori Road,Karori
Wellington New Zealand	Anton Campion Macdonald Whitehorse, Yukon, Canada
Website: www.indopacific.com
AUDITORS
SHAREHOLDER RELATIONS
BDO Spicers
Republic Communications Inc.	Wellington, New Zealand
Email: ir@indopacific.com Telephone: 1 866 999 4639
REGISTRAR AND TRANSFER AGENTS
SUBSIDIARIES	Pacific Corporate Trust Co. Corporate Services Division
Source Rock Holdings Limited	Vancouver, British Columbia, Canada
Indo-Pacific Energy (NZ) Limited
Ngatoro Energy Limited PEP 38716 Limited	Computershare Registry Services Ltd Auckland, New Zealand
Millennium Oil & Gas Limited Odyssey International Pty Ltd
Indo-Pacific Energy Australia Pty Ltd	SHARE LISTING
Trans-Orient Petroleum (Aust) Pty Ltd	Currently listed on the OTCBB
ZOCA 96-16 Pty Ltd	Symbol: INDOF
Indo-Pacific Energy (PNG) Limited	Symbol: IPE on the Unlisted Securities
Trans-Orient Petroleum (PNG) Limited	Market of the New Zealand Stock Exchange

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

INCORPORATED AS PART OF SCHEDULES B AND C

ISSUER DETAILS

NAME OF ISSUER: INDO-PACIFIC ENERGY LTD.

ISSUER ADDRESS: 284 KARORI ROAD

KARORI

WELLINGTON

NEW ZEALAND

ISSUER TELEPHONE NUMBER: (644) 476 2717

ISSUER FACSIMILE NUMBER: (644) 476 0120

CONTACT NAME AND POSITION: DAVID BENNETT, PRESIDENT AND CEO

CONTACT TELEPHONE NUMBER: (644) 476-2717

CONTACT EMAIL ADDRESS: mail@indopacific.co.nz

WEB SITE ADDRESS: www.indopacific.com

FOR THE QUARTER & YEAR ENDED: December 31, 2002

DATE OF REPORT: MAY 18, 2003

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Bennett” David Bennett 03/05/18

DIRECTOR’S SIGNATURE PRINT FULL NAME DATESIGNEDYY/MM/DD)

“David McDonald” David McDonald 03/05/18

DIRECTOR’S SIGNATURE PRINT FULL NAME DATESIGNEDYY/MM/DD)

1. Analysis of Expenses and Deferred Costs

General and Administrative Expenses

Refer to the Consolidated Schedules of General and Administrative Expenses of the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2002 filed as Schedule A of BC Form 51-901F.

Acquisition and Exploration Expenditures

Refer to Schedule C of this report and Note 4-Oil and Gas Properties of the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2002 filed as Schedule A of BC Form 51-901F.

2. Related Party Transactions

Refer to Note 5-Related Party Transactions of the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2002 filed as Schedule A of BC Form 51-901F.

3. Summary of Securities Issued and Options Granted During the Period

a) Securities issued during the year

On September 12, 2002, 1,250,000 shares and the same number of two-year warrants were issued, under a private financing arrangement, agreed with a group of investors led by Mr Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate of the Company. The financing consisted of a placement of 1,250,000 units at US80c per unit comprising a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million in cash. The securities have a one-year hold period and there were no brokerage fees payable in connection with the financing.

  Options granted during the year

On October 15, 2002, the Board of directors issued a further 893,000 options and varied the terms of vesting of outstanding options to align with the new options granted. The exercise price of options (both new and outstanding) granted to Dave Bennett and Jenni Lean was reduced to $1.00. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

Name of Optionee,
if an Insider; or generic description of group
	Number of Common Shares	Exercise Price per Share	Expiry Date

David McDonald
David Bennett
David Bennett (1)
Jenni Lean
Ron Bertuzzi
Bernhard Zinkhofer
	60,000 100,000 300,000 126,000 10,000 15,000	$1.25 $1.00 $1.00 $1.00 $1.25 $1.25	July 6, 2005 July 6, 2005 October 15, 2007 July 6, 2005 July 6, 2005 March 26, 2006
Jeanette Watson	2,000	$1.25	March 26, 2006
Drew Cadenhead (2)
Employees
Employees
Contractors
Contractors
Contractors
	100,000 13,600 20,000 9,600 6,800 130,000	$0.90 $1.25 $1.25 $1.25 $1.25 $1.25	October 15, 2007 July 6, 2005 October 15, 2007 July 6, 2005 March 26, 2006 October 15, 2007
893,000

  Subject to vesting provision related to performance of the Company

  Drew Cadenhead resigned as a director on March 24,2003, so these options lapsed on May 8, 2003

4. Summary of Securities as at the End of the Reporting Period
a) Authorized share capital:
Unlimited common shares without par value
b) Number and Recorded Value of Shares issued and outstanding:
7,739,324 common shares representing a recorded value of $20,478,365

Stock options and Warrants outstanding:
Stock options
Number of shares	Price per Share	Expiry Date
Vesting
Vesting (1)
Vesting
Vesting
Vesting
Non-vesting
Performance
550,000 410,000 95,000 100,000 150,000 200,000 300,000	$1.00 $1.25 $1.25 $0.90 $1.25 $1.00 $1.00	July 6, 2005 July 6, 2005 March 26, 2006 October 15, 2007 October 15, 2007 July 6, 2005 October 15, 2007
Total
1,805,000

Warrants outstanding (1):
Number of shares	Price per Share	Expiry Date
Warrants
200,000	$2.00	July 3, 2003
“Series A” warrants (2)
Warrants
836,845 1,250,000	$1.25/ $1.40 $0.90/ $1.15	December 31, 2002/ December 31, 2003 September 6, 2003/ September 6, 2004
Total (3)
2,286,845

(1) (1) A Series “B” warrant replaces each exercised Series “A” warrant, upon a commercial discovery in any of the oil and gas permits transferred from Trans-Orient Petroleum Ltd. Each Series “B” warrant is exercisable at a price of $2.50 per share within 1 year from the date of issuance. As the issue of the B Warrants is conditional, they are not included in the number of warrants outstanding.

(2) The 836,845 Series A Warrants, granted in 2000, were exercisable at a price of $2.50 until March 29, 2001, and thereafter at a price of $3.75 per share until March 29, 2002. The Series A Warrants also carry the right, after exercise, and upon a commercial discovery in certain properties, to call for the issue of a Series B Warrant for each A Warrant exercised. In January 2002, the terms of the “A” and “B” Warrants were amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. As well, the additional “B” warrants to be available in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50.

(3) During the fiscal 2002 year, previously granted warrants to purchase 190,000 shares at a price of $2.00 per share lapsed without exercise. The expiry date for warrants to purchase 200,000 shares in the Company at a price of $2.00 was extended for one year, on July 3 2002, to July 3 2003. 1,250,000 warrants to purchase shares of the Company were issued on Sept 12, 2002, exercisable at a price of $0.90 to Sept 6, 2003 and $1.15 to Sept 6, 2004.

d) Total shares held in escrow	None

5. List of the Directors and Officers as at the Date this Report is Signed and Filed

David McDonald

Chairman and Director (1)

David Bennett, Ph.D.

President, CEO and Director

Bernhard Zinkhofer, B.Comm., LLB., C.A.

Director (1)

Ron Bertuzzi, B.A. Econ.

Director (1)

Jenni Lean, B.Sc., M.B.A.

Corporate Affairs Manager

Jeanette M. Watson, B.Sc., LLB.

Secretary

(1) Member of audit committee

2. Description of Business

Indo-Pacific Energy Ltd. (‘the Company”) is an independent oil and gas exploration company with offices in Wellington, New Zealand, and Vancouver, British Columbia, focused exclusively in the Austral-Pacific region. The Company currently holds varying interests in approximately 1.5 million acres of exploration permits in New Zealand, 0.5 million acres of exploration permits in Australia, and 1.8 million acres of exploration interests in Papua New Guinea. The Company also has a 5% interest in a hydrocarbon production permit in New Zealand, which generates production revenues, and which includes a 40.43% sole risk interest in a separate oil pool, and a 45% interest in a discovery for which a development program is being formulated. The Company’s primary focus is the acquisition and exploration of oil and gas properties; and the majority of the Company’s permits are in the exploration stage. The Company’s policy is to acquire interests, and, where possible, to minimize its risk exposure by farming out or joint venturing property interests to other industry participants.

3. Discussion of Operations and Financial Condition

Year Ended December 31, 2002

Gross oil production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 was $1,811,682 for the year ended December 31, 2002 compared to $3,733,298 for the year ended December 31, 2001. The decreased revenue is due to normal levels of reduced production in the Goldie-1 well (drilled in February - March 2001), and being “shut in” from 30 August 2002. Additionally, PEP 38736 had oil sales of $11,501 from “test” production.

The average crude oil selling price decreased from US$26.00 per barrel of oil (2001) to US$21.00 per barrel (2002) over the comparable period, and a decrease in production volume from 163,900 barrels to 84,930 barrels. Natural gas production revenues were $22,742 compared to $10,738 for 2001. Direct production costs and royalties were $957,012 versus $1,021,776 and the Company realized net production revenues of $782,422 compared to $2,455,931, subsequent to recording $106,491 (2001 - $266,329) of depletion.

General and administrative expenses were $580,896 compared to $735,624 for 2001. The reduction was mainly due to year end foreign exchange gains. The main administrative expenses included accounting & audit $122,276, and wages of $322,283. Additionally, for the first time, a stock option compensation expense of $274,080 was brought to account at December 2002. This was required under Canadian GAAP.

The Company’s net loss for year ended December 31, 2002 was ($2,826,770) compared to a net gain of $1,108,799 for the year ended December 31, 2001, including interest earned on surplus cash balances of $29,518 (2001 - $94,954). Interest earned has reduced with the reducing balance in cash on deposit.

The 2002 results included Oil and Gas Properties write offs of $2,783,734 compared to write-offs in 2001 of $706,462. The write-offs on Oil and Gas Properties for the 2002 year were mainly due to various permits being relinquished as at 31 December 2002 or in the process of being relinquished. Details of those permits are:

1. PEP 38328, PEP 38332, PEP 38335, and PPL 228 are currently in the process of being relinquished during early 2003. All capital in relation to these permits has been written off as at 31 December 2002.
  PEP 38720 was relinquished in favour of PEP 38741, and accordingly the expenditure held for PEP 38720 has been allocated to PEP 38741.
  PEP 38723 and ZOCA 96-16 have been relinquished. All capital costs in relation to these permits has been written off as at 31 December 2002.

4. PPL 192 and PPL 215 are in the process of being replaced as APPL 235.

Fourth Quarter Ended December 31, 2002

Gross oil production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 was $60,685 for the quarter ended December 31, 2002 compared to $687,443 for the quarter ended December 31, 2001. The reduced production was mainly due to the Goldie-1 well being “shut in” from 30 August 2002. Natural gas production revenues were $6,348 compared to $1,977 for 2001. Direct production costs and royalties were $317,298 versus $430,136 (2001) and the Company realized a net production deficit of $213,895 compared to revenue of $251,238 (2001). The reduction was mainly due to increased Goldie-1 legal and consulting expenses during the quarter. This was subsequent to recording a depletion credit of $8,475 (2001 – expense $8,046).

The Goldie-1 well was drilled by the Company, in February-March 2001, as a sole risk operation, whereby the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached. The well was a successful oil discovery, with approximately 217,000 barrels produced and sold up to August 2002.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002, GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field, which lies within PMP 38148. Goldie-1 was shut-in due to non-approval of flaring consents by the Ministry of Economic Development.

Administrative expenses were in credit for the quarter of $56,511. This was mainly due to the sale of licences and foreign exchange gains at year-end compared to an expense of $127,131 for the 2001 December quarter. For the fourth quarter ended December 31, 2002, the Company’s loss was $3,208,821 compared to a gain of $176,616 for 2001. These results included interest income earned on surplus cash balances of $6,377 (2001 - $26,721). The December quarter included Oil and Gas Properties write offs of $2,783,734 whereas the December 2001 quarter Oil and Gas Properties write offs amounted to $263,063. The difference reflects the effect of various permits being written off at 31 December 2002 and being relinquished during and shortly after the 2002 year.

Year to December 31, 2002 Exploration Activities

New Zealand Permit PMP 38148; Taranaki Basin (5%)

By end April 2003, the Ngatoro field had produced over 3.3 million barrels of oil and 7.2 billion cubic foot of gas. Gas continued to be sold under long-term contract, and oil sold on a monthly basis at world market reference prices. At the end of March 2003, production from the field was averaging 527 barrels of oil per day and 1.1 million cubic foot of gas per day. Remaining recoverable oil reserves under primary recovery are estimated at 0.52 million barrels. However, independent reviews recognise that approximately two million barrels of additional oil could be recovered from the N1 pool of the Ngatoro Field through a water flood project, as is successfully employed at the adjacent Kaimiro oil field. It is planned that a water flood project will be initiated during the 2003 year.

The Company funded its 5% share of the cost of the Tabla-1 well in 2002. This well remains to be tested, with further estimated expenditures required of $95,000 during fiscal 2003.

New Zealand Permit PMP 38148 (Goldie - 40.43%sole risk); Taranaki Basin

The Goldie-1 well was placed in long-term production in March 2001. By end August 2002, the well had produced 218,000 barrels of oil. Oil production had stabilised at around 255 barrels per day by August 2002, when the well was required to be shut-in, due to non-approval of flaring consents by the Ministry of Economic Development.

The Goldie-2 well is planned to test the southern part of the Goldie pool, but has yet to be drilled, and a water injection recovery enhancement project also awaits the drilling of the Goldie-2 well.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002, GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field. In summary, GPAC’s principal claims are:
(i) That it is entitled to a 92.26% share of production revenues from Goldie;
(ii) That it disputes Goldie-1 has been developed for production and that consequently it claims the sole risk premium is effectively zero and that GPAC is, therefore, entitled to 92.26% percent of all past and future revenues;
(iii) That Ngatoro Energy Ltd is in breach of the Joint Venture Operating Agreement, and that GPAC is, therefore, entitled to remove Ngatoro Energy Ltd as Goldie operator and assume that position;
(iv) That the field is being produced in a sub optimal manner such that GPAC is entitled to recompense for this and for gas flared; and
(v) That GPAC is entitled to purchase the gas produced.

The Company disputes these claims, and Ngatoro Energy Limited lodged a Statement of Defence with the Court on August 26, 2002. The full Court hearing commenced on March 17, 2003 and was completed on April 4, 2003. Judgement was reserved and is still to be given, as at May 12, 2003. Pending resolution of this litigation and a market for Goldie gas being established, the Goldie-1 well remains shut-in and no action to drill Goldie-2 is being undertaken.

New Zealand Permit 38256 (20%); Canterbury

One-half of the original area of this permit was relinquished on October 25, 2000, and a further one-half of the then-current area was relinquished on August 22, 2002. On that date, the duration of the permit was also extended to August 25, 2007. The permit work program requires the Company to incur minimum exploration expenditures for the 2003 fiscal year. It is currently planned to undertake some geological and geophysical work on prospects associated with the Rakaia Trough, within the permit area.

New Zealand Permit 38330 (34.28%); East Coast

The Waingaromia-2 well commenced in late April 2002. Despite the proximity of the spectacular Waitangi oil seeps, and of oil in several old well bores, this well was unsuccessful and was plugged and abandoned.

New Zealand Permits 38328 & 38332 (62.5%); East Coast

These permits do not require the Company to incur minimum exploration expenditures for the 2003 fiscal year. The Company and its joint venture participant agreed, after balance date, to relinquish these permits as the work to date has shown that they have not proven to be prospective.

New Zealand Permit 38335 (25%); East Coast

The Company and the other participants have completed the initial work program, including the drilling of the Waitaria-2 well. The Company and its joint venture participants agreed during 2002 to relinquish this permit as the work to date had shown that it had not proven to be prospective. As at December 31, 2002, the Government had approved the surrender of PEP 38335.

New Zealand Permit 38480 (75%); Offshore Taranaki

This permit was granted to the Company in August 2002. It requires the Company to undertake a 2D seismic programme to detail prospects in the permit area, at an estimated cost of $54,000. This programme was acquired after the balance date, in February 2003.

New Zealand Permit PEP 38716 (14.05%); Taranaki Basin

The Huinga-1B well was commenced in April 2002. The Company had farmed out an interest in the PEP 38716 permit, and most of its costs through Huinga-1B were met by the German company Preussag Energie GmbH. Oil was recovered on an open hole Drill Stem Test of Kapuni Group sands, but an extensive cased hole testing programme failed to establish commercial hydrocarbon production and the well was consequently plugged and suspended.

The Company will be required to fund $142,000 of exploration expenditures for the 2003 fiscal year. The Company’s interest in the permit has increased to 14.05% after the balance date, as a consequence of the decision by one JV participant to withdraw from the permit.

New Zealand Permit PEP 38720 (100%); Taranaki Basin (now PEP38741 (30%))

This permit was relinquished at the end of its first five year term in September 2001. A new permit was applied for and granted at PEP38741, on May 24, 2002. This new permit covers the northern half of the old permit acreage, where the Waitoriki Prospect is mapped as a gas-condensate target at 13,000 feet. Waitoriki can be tested by re-entering and deepening the Clematis-1 well, which lies within the new permit area.

The new permit requires the Company to incur $89,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey, which was conducted over PEP 38741 and adjacent permit areas in first quarter 2003.

New Zealand Permit PEP 38723 (30%); Taranaki Basin

The first term of this permit expired on October 29, 2002, with the permit not being renewed for a second term and so is no longer held by the Company. The Company has secured certain areas of this permit that are considered prospective by extending the area of the adjacent permit PEP 38748, which application was submitted and approved after balance date.

New Zealand Permit PEP 38736 (45%); Taranaki Basin

The Kahili-1 well was drilled during December 2001. The well recovered a minor amount of oil during a short term open-hole test. Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore. The Kahili-1B sidetrack was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. Test production sales of condensate (light oil) from this initial test totalled $11,213 from approximately 428 barrels. A subsequent test in April/May 2003 recovered an additional 1236 barrels of condensate over a seven day period.

A review of the development options available is being completed, with a development decision to be made by mid-2003. It is anticipated that the Company’s share of development costs is likely to be in the order of $1,000,000. The permit does not require the Company to incur minimum exploration expenditures for the 2003 fiscal year.

New Zealand Permit PEP 38738 (33.5%); Taranaki Basin

This permit was originally granted on January 15, 2000 and was acquired by the Company in October 2002. The Company and its current JV participant agreed after the balance date to assign 33% to IRM Malaysia Inc., thereby reducing their interests to 33.5% each.

PEP 38738 was acquired in return for the grant of a 25% net profits royalty. The burden of this royalty is now shared by all the JV participants in their participating interest shares, except that in relation to production from the Cheal prospect, the Company and Cheal Petroleum Limited will each receive a 3.5% ad valorem royalty from IRM while each retaining a 50% burden of the 25% accounting profits royalty.

The participants are re-entering the Cheal-1 well, drilled in 1995 by the then permit holder, and which tested oil and gas from a shallow secondary target. They intend to undertake further testing of the Cheal 1 well, aimed at establishing the potential for commercial development. This program is commencing on May 14 2003.

New Zealand Permit PEP 38746 (25%); Taranaki Basin

This permit was granted on August 8, 2002. The permit’s work commitments require the Company to drill an exploration well in the latter part of the 2003 fiscal year,, at indicative cost to the Company of $670,000.

New Zealand Permit PEP 38748 (25%); Taranaki Basin

This permit was granted on August 8, 2002, with an interest to the Company of 37.5%. A transfer of 12.5% after balance date to one of the current JV participants gives the Company a current interest of 25%. An application to extend the area of this permit to encompass adjoining areas previously covered by PEP 38723 was approved by the Government, after balance date on February 13, 2003.

The permit’s work commitments require the Company to incur $49,000 exploration expenditure for the 2003 fiscal year, including a 3D seismic survey which was conducted over PEP 38748 and adjacent permit areas in first quarter 2003. Data processing continues as at report date.

New Zealand Permit PEP 38753 (50%); Taranaki Basin

This permit was granted on August 8, 2002. Seismic reprocessing and interpretation continued during late 2002 and early 2003, as precursor work to the drilling of an exploration well in third quarter, 2003.

Australia/East Timor Permit ZOCA 96-16 (10%); Timor Sea

The Company and all its co-participants except Phillips elected to withdraw from this permit in 2002 as it was not deemed prospective. The documentation for this withdrawal was approved and registered on December 13, 2002.

Australia Permit AC/P 19 and AC/P 31 (100%); Timor Sea

These adjacent permits are operated by the Company in conjunction. The Company has completed the work program required for the first five years, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003.

The Company is required to complete a further program including drilling one exploration well by December 2003. This expenditure will be significantly reduced by farmout or sale to a third party; otherwise the permit will be surrendered. During the year, the other party in the permit assigned their interest to Indo-Pacific, which now holds 100% of the equity.

AC/P 31 also requires acquisition of a minimum of 40 kms of new 2D seismic in year 3 and 4 and the integration and interpretation of this into the existing database. Pending availability of a seismic vessel this is to be completed by September 11, 2003 (the end of permit year 4).

Australia Permit AC/P 26 (50%); Timor Sea

By an agreement dated December 18 2001, Anadarko Petroleum Ltd (“Anadarko”) agreed to fund the entire cost of the obligation well due by May 25, 2002, for an option to take up 75% interest in the permit. Anadarko drilled the Anson North-1 well in fulfillment of this obligation in February 2002. Subsequently, Anadarko decided not to exercise the option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

The Company's share of the committed work program for the 2003 fiscal year does not require any expenditures to be incurred.

Papua New Guinea Licence PPL 192 (60%) and 215 (80%); Onshore Papuan Basin

An application has been made to replace these two licences with a single permit covering the most prospective part of the acreage. This application has been registered as APPL 235, and has been offered to the Company by the PNG Department of Petroleum and Energy. The Company holds 90% of the APPL 235 application, and will be operator of the new licence. The initial work stage of APPL 235, when granted, will be to drill an exploration well within the first two years of the licence, at a cost of approximately US$10m.

Papua New Guinea Licences PRLs 4 & 5 (7.5%)

A review of hydrocarbon entrapment within these permit areas was completed during 2001. Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the review established several other large targets in the areas. The joint venture is considering a condensate stripping and gas re-injection project at Elevala.

Papua New Guinea Licence PPL 228 (10%)

This licence includes part of the area originally held as PPL 213, and was granted on June 26, 2001 for an initial six year term. The Amdi structure has been mapped as having major oil trapping potential. The PPL 228 joint venture is currently considering whether or not to surrender this permit, in conjunction with a top file application for a further permit over a similar area.

Related Party Transactions

(a) The Company entered into an agreement with Trans-Orient Petroleum Ltd. (“Trans-Orient”) to acquire all of its participating interests in 13 oil and gas permits and licences effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $2.50 per unit. Each unit consisted of one common share and a two year share purchase warrant (an “A” Warrant), exercisable at a price of $2.50 in the first year and $3.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants (“B” Warrants) to acquire additional shares at a price of $7.50 per share, equal to the number of original “A” warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company, in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. In addition, series “B” warrants to be acquired in the event of discovery, equal in number to the number of “A” warrants exercised, were repriced to $2.50 and will expire on the later of 31 December 2003 or one year after issuance. The fair value of the royalties is nominal.

From the properties originally transferred, only PEP 38256, PRL 4 & 5 and AC/P 26 remain prospective and liable to be affected by the “B” Warrant requirements.

(b) At December 31, 2002, the Company is owed $52,065 (December 31, 2001: $28,395) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

  In addition, TAG Oil Ltd, a related party, owes the Company $308,000 as a result of a buy-in into permit PEP38741. This amount is included within the accounts receivable balance. Subsequent to year end this has now been paid apart from the GST portion, which is expected to be received in the next quarter.

Material Contracts

No material contracts other than those entered into in the ordinary course of business as noted in “Exploration Activities” have been entered into by the Company in the 2002 year.

Investor Relations Contract

The Company has a contract with 573634 B.C. Ltd DBA Republic Communications of Vancouver, B.C., Vancouver to provide investor relations services. The agreement was initially for six months from February 15, 2002 and was renewed for one year from August 15, 2002. Republic is paid $4000 per month plus expenses, and was granted 100,000 options at an exercise price of $1.25 on October 15, 2002. The agreement may be terminated at any time for default, and is non-assignable. Republic has provided newsletter, website and news release services during the reporting period. The total paid to Republic during the reporting period was $38,202.

Contingenices/Litigation
A subsidiary of the Company, Ngatoro Energy Limited (NEL) is named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim is for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel has been engaged and NEL has filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. The Judge has reserved judgement. Counsel considers it unlikely that the claim will succeed. Furthermore the Company will be seeking damages.

Other Information

On July 3, 2002, the Board of Directors of the Company agreed to extend the expiry date on 250,000 warrants expiring on July 3, 2002 to July 3, 2003.

On October 15, 2002, the Board of directors agreed to grant a number of new options and to vary the outstanding options, as discussed in Schedule B of BC Form 51-901F.

During the reporting period, 56,000 options granted to employees, directors and consultants lapsed due to the grantees ceasing involvement with the Company, and a further 200,000 options were agreed by the relevant option holder to be cancelled. 190,000 warrants expired on May 27, 2002.

4. Subsequent Events

In addition to the matters reported in the section “Year to December 31, 2002 Exploration Activities”, the following matters occurred after the end of the reporting period:

  Change of Directors

Drew Cadenhead resigned as a director with effect from March 24, 2003.

  Lapsing of Options

Since the end of the reporting period, up to the date this form is signed and dated, a further 300,000 options granted to directors or employees have lapsed due to ceasing involvement with the Company.

  Material Contract

A gas prepayment agreement was entered into with a New Zealand company, Natural Gas Corporation Holdings Limited (NGC), whereby NGC provided $1,050,400 towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a prepurchase of the first $1,050,400 of gas supplied by the Company to NGC, under contracts to be freely negotiated at existing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into after a period, the Company is free to seek other markets for the gas.

One of the Company’s subsidiaries, Millennium Oil & Gas Limited, has granted to NGC a charge over its 25% interest in PEP 38736, in guarantee of the Company’s obligations under the agreement.

(d) PPP 38761

New Zealand Petroleum Prospecting Permit 38761 (“PPP 38761”) was granted to the Company and other JV participants in February 2003. The Company has a 27.5% participating interest in PPP 38761. The term was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids have now been invited, the closing date for which is October 31, 2003, so PPP 38761 expires on that date.

The Company has completed a 3D seismic survey over PPP 38761 and adjacent permit areas, and continues to process the resultant data.

5. Financings, Principal Purpose and Milestones

On September 12, 2002, 1,250,000 shares and the same number of two-year warrants were issued, under a private financing arrangement, agreed with a group of investors led by Mr Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate of the Company. The financing consisted of a placement of 1,250,000 units at US80c per unit comprising a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million. The securities have a one-year hold period and there were no brokerage fees payable in connection with the financing.
The principal purpose of the financing was disclosed as, and the cash received was expended on, general exploration and administration expenditure.

6. Liquidity and Solvency

The Company had cash and short-term deposits of $1,292,827 at December 31, 2002 compared to $3,282,007 as of December 31, 2001. Working capital as at December 31, 2002 was $1,826,745 versus $2,767,114 for December 31, 2001. $688,056 in cash was used in operating activities during the year ended December 31, 2002 compared to cash provided of $2,274,574 in 2001. $11,259 was used for purchases of property and equipment compared to $12,710 in 2001 and $2,464,494 was expended on the Company’s exploration activities described herein versus $1,919,071 for the year ended December 31, 2001. The net effect of the above noted transactions was a decrease of cash of $1,989,180 for the year ended December 31, 2002 compared to an increase of $394,236 for the comparable 2001 year.

During the fourth quarter ended December 31, 2002 the Company used cash of $615,164 in operating activities compared to providing cash of $482,708 in 2001. $208,173 was invested in the Company’s oil and gas exploration activities versus $466,527 (2001) and $4,434 was received from property and equipment versus equipment purchases of $4,468 (2001). The Company used $644,274 of cash during the fourth quarter ended December 31, 2002 compared to providing cash of $14,715 for the fourth quarter ended December 31, 2001.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The Company actively seeks farm-in partners for permits in which it has significant obligations and as well as additional equity financing, in order to maintain the permits in good standing with the issuers. There can be no assurance that the Company will be successful in finding farm-in partners or that it will be successful in obtaining equity financing on suitable terms, if at all. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business.

“Dr. David Bennett”

President and Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.

Corporate Information

DIRECTORS AND OFFICERS	BANKERS

David McDonald, BSc.	Bank of Montreal
Chairman of the Board (1)	Vancouver, British Columbia, Canada
Brisbane, Australia
David Bennett, Ph.D.	ASB Bank
President, CEO and Director	Wellington, New Zealand
Wellington, New Zealand
Ron Bertuzzi B.A. Econ.	LEGAL COUNSEL
Director(1)
Vancouver, British Columbia	Minter Ellison
Bernie Zinkhofer B.A. Econ.	Barristers & Solicitors
Director(1)	Adelaide, South Australia, Australia
Vancouver, British Columbia
Jeanette M. Watson, B.Sc.,LLB.	Gavin Adlam
Secretary	Wellington, New Zealand
Wellington, New Zealand
Jenni Lean, B.Sc., M.B.A.	Fiocco Posman & Kua
Manager, Corporate Affairs	Port Moresby, Papua New Guinea
Wellington, New Zealand
(1) Member of audit committee	Lang Michener
Vancouver, British Columbia, Canada
CORPORATE OFFICE
Harris Mericle & Wakayama
Indo-Pacific House	Seattle, United States of America
284 Karori Road,Karori
Wellington
New Zealand
Anton Campion Macdonald Whitehorse, Yukon, Canada
Website: www.indopacific.com
AUDITORS
SHAREHOLDER RELATIONS
BDO Spicers
Republic Communications Inc.	Wellington, New Zealand
Email: ir@indopacific.com
Telephone: 1 866 999 4639
REGISTRAR AND TRANSFER AGENTS
SUBSIDIARIES	Pacific Corporate Trust Co. Corporate Services Division
Source Rock Holdings Limited	Vancouver, British Columbia, Canada
Indo-Pacific Energy (NZ) Limited
Ngatoro Energy Limited PEP 38716 Limited	Computershare Registry Services Ltd Auckland, New Zealand
Millennium Oil & Gas Limited Odyssey International Pty Ltd
Indo-Pacific Energy Australia Pty Ltd	SHARE LISTING
Trans-Orient Petroleum (Aust) Pty Ltd	Currently listed on the OTCBB
ZOCA 96-16 Pty Ltd	Symbol: INDOF
Indo-Pacific Energy (PNG) Limited	Symbol: IPE on the Unlisted Securities
Trans-Orient Petroleum (PNG) Limited	Market of the New Zealand Stock Exchange